HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email: harttrinen@aol.com
Will Hart                                            Facsimile:  (303) 839-5414
                               (303) 839-0061


                                  May 12, 2014

Angie Kim
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Advanced Cannabis Solutions, Inc.
            Registration Statement on Form S-1
            Amendment No. 1
            File No. 333-193890

      This office represents Advanced Cannabis Solutions, Inc. (the "Company"). Amendment No. 1 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated March 10, 2014. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.

                                                                    Page Number

1.   The disclosure which is the subject of this comment has
     been removed.                                                      15

2.   The  disclosure  required by Item 102 of Regulation  S-K
     is included in the "Business" section of the  prospectus.
     Item 509 of Regulation  S-K is not applicable to this
     registration statement.                                          11, 12

3.   The disclosures which are the subject of this comment
     have been revised.  The requested source material is enclosed.     12

4.   Comment complied with.                                              5

5.   The amendment to the Company's registration statement has
     new financial statements. The new financial statements do
     not reflect any revenue.                                           F-1

6.   The disclosure which is the subject of this comment has
     been expanded. The Company confirms that it has received
     $500,000 in cash for the warrants sold to Full Circle.              9

                                                                    Page Number

7.   The disclosure which is the subject of this comment has
     been expanded.                                                     12

8.   Comment complied with.                                           13-14

9.   The requested restrictions and guidelines have been added.
     The Company is a real estate company and does not engage
     in any activities which are prohibited by federal law. As
     a result, all tax challenges which may be faced by marijuana
     growers and dispensaries will not pertain to the Company.          14

10.  Comment complied with.                                           16-17

11.  Comment complied with.                                             18

12.  The financial statements have been updated.                       F-1

13.  Counsel is not named in the registration statement and as
     a result is not required to consent to being named.               N/A

14.  Comment complied with.                                         Exhibit 5


      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          William T. Hart










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